Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the year ended December 31,								For the three months ended March 31,
	1999	2000	2001	2002	2003				2003	2004
					Historical		Pro Forma
Loss from continuing operations	$(17,392)	$(42,436)	$(16,388)	$(23,098)	$(67,102)		$(58,487)		$1,835	$962
Provision (benefit) for income taxes	(6,068)	31,225	1,135	1,443	(99)		(99)		138	39
Total fixed charges	44,083	44,577	44,343	42,000	36,163		27,548		9,290	5,700

	$20,623	$33,366	$29,090	$20,345	$(31,038)		$(31,038)		$11,263	$6,701

Fixed charges
Operating lease expense	$5,051	$6,447	$5,583	$6,463	$5,353		$5,353		$1,472	$1,448

Factored at one-third	$1,684	$2,149	$1,861	$2,154	$1,784		$1,784		$491	$483
Preferred stock dividends	1,593	1,823	2,093	5,876	4,395		4,395		2,155	—
Interest expense—gross	40,806	40,605	40,389	33,970	29,984		21,369		6,644	5,217

Total fixed charges	$44,083	$44,577	$44,343	$42,000	$36,163		$27,548		$9,290	$5,700

Ratio of earnings to fixed charges	0.5x	0.7x	0.7x	0.5x	(0.9	)x	(1.13	)x	1.2x	1.2x

Deficiency in fixed charge coverage ratio	$(23,460)	$(11,211)	$(15,253)	$(21,655)	$(67,201)		$(58,586)		$—	$—